

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   May 12, 2008

Mr. Scott F. Stephens
Chief Financial Officer
Lawson Products, Inc.
1666 East Touhy Avenue
Des Plaines, Illinois 60018

> **Re:** **Lawson Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 12, 2008**
> **File No. 0-10546**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 21, 2008**
> **File No. 0-10546**

Dear Mr. Stephens:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3235.

                                 Sincerely,

                                 Jessica S. Kane
                                 Staff Attorney